June 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Stephen Krikorian

Re: NEXSTAR MEDIA GROUP, INC.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K filed February 28, 2024

Response dated April 12, 2024

File No. 000-50478

Dear Messrs. Youngwood and Krikorian:

On behalf of Nexstar Media Group, Inc. (“Nexstar,” “Company,” “we,” “us” or “our”), following our discussions with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 21, 2024 and May 30, 2024, please find below Nexstar’s responses to the comment letter dated May 6, 2024 (the “Letter”) from the Staff regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K filed on February 28, 2024.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our responses thereto.

Form 8-K filed February 28, 2024; Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

1.
We note your response to prior comment 2. Please explain in greater detail how you determined that it is appropriate to make adjustments for cash-basis items to a non-GAAP performance measure. We refer you to Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. Going forward, we propose to eliminate all cash-basis adjustments to our definition of Adjusted EBITDA.

2.
We note from your response to prior comment 2 that Adjusted EBITDA, in addition to serving as a performance-based measure, is used by management to identify the cash available for use in ongoing operations, on capital expenditures, interest expense, debt payments, dividends, share repurchases, acquisitions, working capital needs and other cash flow-based items. As Adjusted EBITDA appears to be both a non-GAAP performance and liquidity measure, tell us how you considered providing reconciliations to both net income and cash flows from operating activities. We refer you to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: As a result of the changes we propose to make to our definition of Adjusted EBITDA described in response to comment 1 above, the new proposed Adjusted EBITDA will, going forward, solely be used by the Company as a measure of our assets’ operating performance. Any previous references to use of Adjusted EBITDA for the other reasons will be eliminated as the change in definition negates those prior uses.

3.
We note from your response to prior comment 3 that the adjustment for Distributions from equity method investments excludes only the portion of the distribution received from the investee related to your portion of the net proceeds from the sale of accounts receivable to a special purpose entity (i.e., an “accounts receivable securitization”), or $69 million. Please explain in greater detail why you are making the $69 million adjustment to reflect the investee’s accounts receivable securitization program and explain why you will amortize that adjustment back in your EBITDA and (new) Adjusted Free Cash Flow calculations. Further, please clarify your accounting for the investee’s accounts receivable securitization under GAAP in your consolidated financial statements.

Response: We own 31.3% of TV Food Network LLC (the “Investee”). In accordance with GAAP, this ownership interest is accounted for as an investment on our balance sheet. Our pro rata share of the Investee’s net income, reduced by amortization of our basis, is accounted for in the “income from equity method investments” line item on our income statement. Distributions received from our Investee are recorded on and classified in our Condensed Consolidated Statements of Cash Flows based on the nature of the investee activities that generated the distribution. Returns on capital distributions, including the excess distribution from the accounts receivable securitization program, are presented as cash flow from operating activities whereas returns of capital distributions are presented as cash flow from investing activities.

Going forward, as noted in the response to comment 1 above, we propose to eliminate all cash-basis adjustments to our definition of Adjusted EBITDA, which eliminates any impact of the cash distributions received from our Investee in the definition. In addition, in our earnings releases, in our reconciliation for Adjusted Free Cash Flow, we propose to include an adjustment for “Cash (distribution) / reduced cash distribution from accounts receivable securitization of equity method investee,” which will set forth any amount related to changes in the Investee’s accounts receivable securitization program (the rationale as further described below).

The agreement with our Investee calls for us to be paid our pro rata share of the Investee’s cash from operating activities each year. In the first quarter of 2023, we received an excess distribution from our investee of $69 million related to its accounts receivable securitization program, which was outside the Investee’s ordinary course of operations. The accounts receivable securitization program enabled our Investee to raise capital by transferring its receivables to a special purpose entity in exchange for cash. The effect of the securitization program on our Investee’s balance sheet was a reduction in its account receivable balance, which resulted in an increase in cash flows from operating activities.

Because “Cash distributions from equity method investments” was included in our definitions of Adjusted EBITDA and Adjusted Free Cash Flow, which we characterize as “performance measures,” we did not believe the excess $69 million distribution, which represented more than 30% of the cash we received from our Investee in the first quarter of 2023, reflected the ordinary course “performance” of the Investee’s operations, which is the objective of our Adjusted EBITDA and Adjusted Free Cash Flow performance measures. As such, we excluded that amount. In other words, we believed it could be misleading to investors who value our business as a multiple of Adjusted EBITDA or as an Adjusted Free Cash Flow yield, to include the unusual impact of a securitization transaction (just like it could be misleading to include proceeds from the sale of an asset or a financing transaction) in Adjusted EBITDA and Adjusted Free Cash Flow.

As our Investee reduces the amount of accounts receivable it transfers (or if it ceases to transfer) into the special purpose entity in the future, our Investee’s accounts receivable will increase, causing our Investee’s cash from operating activities to decrease, along with our distribution. As our Investee reduces or ceases to transfer accounts receivable into the special purpose entity, we propose to adjust our Adjusted Free Cash Flow, as set forth in the “Cash (distribution) / reduced cash distribution from accounts receivable securitization of equity method investee,” upward by the amount related to the reduced accounts receivable balance in the special purpose entity (based on information reported from our investee) until we reach the initial $69 million of excess cash distribution we received (unless incremental accounts receivable are sold by our Investee). For example, in the first quarter of 2024, we adjusted our Adjusted Free Cash Flow upward by $9 million as a result of the reduced balance of accounts receivable in the special purpose entity as reported by our investee and an increase in accounts receivable on our Investee’s balance sheet. Because an accounts receivable securitization is typically used in lieu of a financing transaction and is not a core part of operations, we intend to continue to adjust in this manner.

Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

4.
We note your response to prior comment 6. Explain why you believe that changing the name of a measure used to assess your operating performance to "Adjusted free cash flows" reflects its nature (i.e., as a non-GAAP performance measure). In addition, explain in greater detail how you determined that it is appropriate to make adjustments for cash- basis items to a non-GAAP performance measure. We refer you to Questions 100.04 and 100.05 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. Going forward, we propose to provide both (i) a Free Cash Flow measure and (ii) an Adjusted Free Cash Flow measure, both of which we propose to characterize as liquidity measures only and reconcile to “Net cash provided by operating activities.” We propose to explicitly state that neither measure is representative of residual cash flow available for discretionary expenditures as we have a number of contractual requirements for the use of our cash, including debt service requirements. As both measures are liquidity measures, we propose to not provide any reconciliation to Net Income (loss), therefore eliminating any concern regarding making adjustments for cash-basis items to a non-GAAP performance measure.

Our Free Cash Flow measure will be calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, which Question 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures confirms the Staff considers permissible under Item 10(e)(1)(ii) of Regulation S-K.

The adjustments we propose make to “Net cash provided by operating activities” to arrive at our Adjusted Free Cash Flow measure are meant to reflect the recurring liquidity of the business and can be grouped into three categories:

(i) additional recurring cash (expenditures) / income – including (capital expenditures); (payments for capitalized software obligations); changes in income tax payable; cash contribution from (distribution to) noncontrolling interests; ordinary course proceeds from disposal of assets and insurance recoveries; and other,

(ii) elimination of changes in cash due to timing – including (changes in operating assets and liabilities, net of acquisitions and dispositions); CW payments for broadcast rights; and CW (amortization) of broadcast rights,

(iii) elimination of items that are non-recurring, non-cash, or not related to the core operations of the business – including cash (distribution) / reduced cash distribution from accounts receivable securitization of equity method investee; pension and other postretirement plans (credit), net; taxes paid on sale of assets not in the ordinary course; and transaction and other one-time expenses.

Form 10-K for the fiscal year ended December 31, 2023 Note 6. Investments, page F-21

5.
With a view toward future disclosure, please revise to include your policy on presenting distributions received from the equity method investments in your consolidated statements of cash flow. We refer you to ASC 230-10-45-21D and 235-10- 50-1 to 50-6.

Response: We respectfully acknowledge the Staff’s comment and included the following new disclosure in Note 4 to our financial statements in our most recent Form 10-Q for the quarterly period ended March 31, 2024 (and will continue to provide this disclosure going forward): “Distributions received from investments are classified in the Condensed Consolidated Statements of Cash Flows based on the nature of the investee activities that generated the distribution. Returns on capital distributions are presented as cash flow from operating activities whereas returns of capital distributions are presented as cash flow from investing activities.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (972) 764-6701 or the Company’s counsel, Kirkland & Ellis LLP, Joshua N. Korff at (212) 446-4943 or Christina M. Thomas at (202) 389-3145.

Very truly yours,

Nexstar Media Group, Inc.

By:	/s/ Lee Ann Gliha
By: Lee Ann Gliha
Title: Chief Financial Officer

cc:
Joshua N. Korff
Christina M. Thomas
Kirkland & Ellis LLP